================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
                                SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 7 - Final Amendment)

                                ----------------

                             ATC GROUP SERVICES INC.
                            (Name of Subject Company)

                                ACQUISITION CORP.
                           ACQUISITION HOLDINGS, INC.
                            WPG CORPORATE DEVELOPMENT
                               ASSOCIATES V, L.P.
                            WPG CORPORATE DEVELOPMENT
                          ASSOCIATES V (OVERSEAS), L.P.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   0000020671
                      (CUSIP Number of Class of Securities)

                                 Wesley W. Lang
                           Acquisition Holdings, Inc.
                         c/o Weiss, Peck & Greer, L.L.C.
                               One New York Plaza
                            New York, New York 10004
                                 (212) 908-9500
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------

                                    Copy To:

                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100

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

                  Acquisition Corp., Acquisition Holdings, Inc., WPG Corporate Development Associates V, L.P. and WPG Corporate Development Associates V (Overseas), L.P. hereby amend and supplement their Tender Offer Statement on
   Schedule 14D-1, originally filed on December 4, 1997 and amended on December 5, 1997, January 15, 1998, January 22, 1998, January 28, 1998 and January 29,
   1998 (the "14D-1"), with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of ATC Group Services Inc., a Delaware corporation, as set forth in this Amendment No. 7. Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase, attached as Exhibit (a)(1) to the 14D-1.

                  Item 6.  Interest in Securities of the Subject Company
                  ------------------------------------------------------

                  The information set forth in the press release dated February 11, 1998, a copy of which is attached as Exhibit (a)(14), is incorporated herein by reference.

                  Item 10.  Additional Information
                  --------------------------------

                  The information set forth in the press release dated February 11, 1998, a copy of which is attached as Exhibit (a)(14), is incorporated herein by reference.

                  Item 11.  Material to be Filed as Exhibits
                  ------------------------------------------

                  (a)(14) Press Release Issued by Acquisition Corp. on February 11, 1998.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  February 11, 1998



                                    WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.


                                    By:  WPG Private Equity Partners II, L.L.C.
                                    Title: General Partner

                                    By:      /S/ WESLEY W. LANG
                                       ---------------------------------
                                    Name:   Wesley W. Lang
                                    Title:  Managing Member


                                    WPG CORPORATE DEVELOPMENT ASSOCIATES V
                                    (OVERSEAS), L.P.


                                    By:  WPG CDA V (Overseas), Ltd.
                                    Title: General Partner

                                    By:      /S/ WESLEY W. LANG
                                       ---------------------------------
                                    Name:   Wesley W. Lang
                                    Title:  President


                                    ACQUISITION HOLDINGS, INC.


                                    By:      /S/ WESLEY W. LANG
                                       ---------------------------------
                                    Name:   Wesley W. Lang
                                    Title:  President




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


                                                    EXHIBIT INDEX

   (a)(14)   Press Release issued by Acquisition Corp. on February 11, 1998.

                                                   EXHIBIT (a)(14)

FOR IMMEDIATE RELEASE
---------------------

Weiss, Peck & Greer, L.L.C.
---------------------------
Contact:  Grace M. Protos
Vice President
MacKenzie Partners, Inc.
Tel:  (212) 929-5500

                           ACQUISITION HOLDINGS, INC.,
                         ANNOUNCES COMPLETION OF MERGER
                          WITH ATC GROUP SERVICES INC.

NEW YORK, NY, February 11, 1998. Acquisition Holdings, Inc., an affiliate of WPG Corporate Development Associates V, L.P. and WPG Corporate Development Associates V (Overseas), L.P., announced today the completion of a merger between its direct wholly owned subsidiary, Acquisition Corp., and ATC Group Services Inc. as of 11:15 a.m. on Thursday, February 5, 1998.

All outstanding shares of ATC not previously purchased in Acquisition Corp.'s tender offer were converted into the right to receive $12.00 per share in cash, without interest, less applicable withholding tax. In addition, each holder of options or warrants of ATC became entitled to receive, for each share formerly issuable upon exercise of such options or warrants, the difference between $12.00 and the exercise price per share of such options or warrants, without interest, less applicable withholding tax, without any need to exercise such options or warrants.

                                      # # #

Weiss, Peck & Greer, L.L.C. is a private investment firm, founded in 1970, which manages in excess of $14 billion in public equities and fixed-income securities for institutional and individual clients worldwide. In addition to its money management activities, the firm has a twenty-seven year history as an investor of equity capital in over 200 venture capital and private equity transactions. Investments of the Private Equity Group are made through affiliated funds with $230 million of committed capital.




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